HUHUTECH International Group Inc.

3-1208 Tiananzhihui Compound
228 Linghu Road
Xinwu District, Wuxi City, Jiangsu Province
People’s Republic of China 214135

March 29, 2023

Via EDGAR

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Kevin Stertzel
Claire Erlanger
Gregory Herbers
Jay Ingram

Re:	HUHUTECH International Group Inc.
Draft Registration Statement on Form F-1
Filed on February 10, 2023
CIK 1945415

Ladies and Gentlemen:

This letter is in response to the letter dated February 23, 2023, from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) addressed to HUHUTECH International Group Inc. (the “Company,” “we,” and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. A Registration Statement on Form F-1 (the “Registration Statement”) is being submitted confidentially to accompany this letter.

Amendment No. 2 to Draft Registration Statement on Form F-1 Submitted February 10, 2023

General

1.	We note recent instances of extreme stock price run-ups followed by rapid price declines and stock price volatility seemingly unrelated to company performance following a number of recent initial public offerings, particularly among companies with relatively smaller public floats. Revise to include a separate risk factor addressing the potential for rapid and substantial price volatility and any known factors particular to your offering that may add to this risk and discuss the risks to investors when investing in stock where the price is changing rapidly. Clearly state that such volatility, including any stock-run up, may be unrelated to your actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of your stock.

RESPONSE: We note the Staff’s comment, and respectfully advise that we have revised the to the Registration Statement to add a risk factor on page 44 of the prospectus that addresses the potential for rapid and substantial price volatility and any known factors particular to our offering that may add to this risk and discuss the risks to investors when investing in stock where the price is changing rapidly.

Cover Page

2.	We reissue prior comment 2. Please clarify whether any dividends or distributions have been made and if so, quantify the amount. If no dividends or distributions have been made, please revise your disclosure elsewhere in the filing, specifically on page 5 and page 53 where you state that you "do not expect to pay cash dividends again."

RESPONSE: We note the Staff’s comment, and respectfully advise that we have revised throughout the Registration Statement to clarify that as of the date of this prospectus, there has not been any dividends or distributions made.

Prospectus Summary, page 1

3.	We note your response to prior comment 3. Please file the written agreements with the customers and suppliers mentioned in this section, specifically Taiwan Semiconductor Manufacturing Co., Ltd., Yangtze Memory Technology Corp., and Changxin Memory Technologies Inc.

RESPONSE: We note the Staff’s comment, and respectfully advise that we have revised the disclosures on page 2 and 77 of the Registration Statement regarding our contracts with clients and suppliers in this section to clarify that the company only has direct contractual relationship with Li Yi System Engineering (Shanghai) Limited, Hefei Lanke Investment Co., Ltd., and Shiyuan Technology Engineering Co., Ltd., who are suppliers of Taiwan Semiconductor Manufacturing Co., Ltd., Yangtze Memory Technology Corp., and Changxin Memory Technologies Inc. The company does not have direct contract with Taiwan Semiconductor Manufacturing Co., Ltd., Yangtze Memory Technology Corp., and Changxin Memory Technologies Inc.

Risk Factor

Nasdaq Approval, page 50

4.	We note your response to prior comment 5. Please revise your disclosure to add the consequences to the offering of having your application denied to include that the offering will not be completed in the absence of Nasdaq listing approval.

RESPONSE: We note the Staff’s comment, and respectfully advise that we have revised our disclosure on page 50 of the Registration Statement to add the consequences to the offering of having our application denied and to include that the offering will not be completed in the absence of Nasdaq listing approval.

Management Discussion and Analysis of Financial Condition and Results of Operations Bank Loans, page 70

5.	We note your response to prior comment 7. Please file all the outstanding loan agreements as exhibits to your registration statement, including outstanding loans agreements with the China Construction Bank and Bank of Ningbo. In the alternative, please explain why you are not required to do so.

RESPONSE: We note the Staff’s comment, and respectfully advise that Exhibit 10.15 of the Registration Statement (English Translation of loan Contract between the Company and China Construction bank dated November 3, 2021) is the only agreement the Company has with China Construction Bank, under which the Company was entitled to request China Construction Bank to issue fund between November 3, 2021 and November 3, 2022 for up to RMB 3,000,000. The Company had obtained RMB 1,200,000 from China Construction Bank on December 10, 2021, and RMB 500,000 on December 21, 2021 under the agreement filed as Exhibit 10.15. Please refer to exhibit 10.25, a statement from the Company clarifying the loan agreement with China Construction Bank for more details.

Regarding the loan agreement between the Company and Bank of Ningbo, Exhibit 10.9 of the Registration Statement (English Translation of Working Capital Loan Agreement between the Company and Bank of Ningbo dated March 28, 2022) is the only agreement the Company has with Bank of Ningbo, under which the Company was entitled to request Bank of Ningbo to issue fund between March 28, 2022 and March 28, 2023 for up to RMB 3,000,000. The Company had obtained RMB 3,000,000 from Bank of Ningbo on April 1, 2022 under the agreement filed as Exhibit 10.9. Please refer to exhibit 10.26, a statement from the Company clarifying the loan agreement with Bank of Ningbo for more details.

Related Party Transactions, page 102

6.	We note your response to prior comment 13. Please revise this section to include transactions of all related International parties, including agreements guaranteed by Ms. Yinglai Wang.

RESPONSE: We note the Staff’s comment, and respectfully advise that we have updated the related party transactions section to include agreements guaranteed by Ms. Yinglai Wang on page 103-105 of the Registration Statement.

We appreciate the assistance the Staff has provided with its comments. Should you have additional questions regarding the information contained herein, please contact our securities counsel William S. Rosenstadt, Esq., or Yarona Yieh, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal or yly@orllp.legal.

Very truly yours,

/s/ Yujun Xiao
Name:	Yujun Xiao
Title:	Chief Executive Officer

3